UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SUPERIOR ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34037	75-2379388
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1001 Louisiana Street, Suite 2900 Houston, TX	77002
(Address of principal executive offices)	(Zip Code)

William B. Masters, (713) 654-2200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This is the Conflict Minerals Report of Superior Energy Services, Inc. (the “Company”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

The Company, a services, tools and equipment provider in the oilfield services business, manufactures or contracts to manufacture products that are generally used in drilling and other oilfield services applications. Accordingly, the Company conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether any of the necessary conflict minerals used in the manufacture of the Company’s products in 2013 originated in the Covered Countries.

In conducting its RCOI, the Company contacted those 67 suppliers who were identified in its initial supply chain risk assessment to establish the origin of the conflict minerals supplied to the Company. The Company was able to establish communications with 38 of the 67 suppliers originally identified. The Company requested information in writing regarding the origin of any conflict minerals included in the products provided to the Company. The Company received 34 responses to its requests for written information.

Due to the incomplete responses from its direct suppliers, the Company has reason to believe that its necessary conflict minerals used to manufacture products in 2013 may have originated in the Covered Countries and that such conflict minerals are not from recycled or scrap sources. Accordingly, the Company conducted due diligence on the source and chain of custody of such conflict minerals, and has prepared the Conflict Minerals Report filed as Exhibit 1.02 to this Form SD.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2013, is filed as Exhibit 1.02 hereto and will be publicly available on the Company’s website, “www.superiorenergy.com.”

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERIOR ENERGY SERVICES, INC.

Date: June 2, 2014	By:	/s/ William B. Masters
William B. Masters
Executive Vice President and General Counsel

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